Filed by Vision Sensing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vision Sensing Acquisition Corp.

Commission File No. 001-40983

Vision Sensing Acquisition Corp. Announces Letter of Intent with Convergence CT, Inc.

Agrees to Terminate Previous Agreement with Mediforum Co., Ltd.

●	Convergence CT, Inc. (“CCT”) is a provider of technologies to manage big data for the benefit of patients, communities, providers, and researchers, and specializes in smart hospital information systems and optimizing hospital workflows, leveraging proprietary technology and customized solutions, integrating IoT and AI to enhance patient care and promote global health insights.

●	Vision Sensing Acquisition Corp. (“VSAC”) is a NASDAQ listed special purpose acquisition company trading under the ticker symbol “VSAC.”

●	VSAC and CCT have agreed to a total consideration to CCT shareholders of US$135 million of which US$110 shall be paid by an initial upfront equity transfer to existing CCT shareholders with the balance subject to an earn-out based on performance.

New York, NY — August 22, 2024 — Vision Sensing Acquisition Corp. (NASDAQ: VSACU, VSAC, VSACW) (the “Company” or “VSAC”), has mutually agreed with Mediforum Co., Ltd. (“Mediforum”) to termination of the Agreement and Plan of Merger dated as of January 12, 2024. The parties agreed that it would not be possible for them to complete the proposed transaction within a reasonable period of time and have waived any claims against each other.

Concurrently, VSAC is pleased to announce that it has entered into a non-binding letter of intent with Delaware incorporated Convergence CT, Inc. (“CCT”) to complete a business combination between the Company and CCT pursuant to which VSAC will directly or indirectly acquire 100% of the outstanding equity of the Company in exchange for the consideration described below (the “Business Combination”). The legal transaction structure (including any pre-closing reorganization) will be determined by the Parties based on business, legal, tax, accounting, and other considerations (and, in the event the transaction structure results in a person other than VSAC being the parent listed company, references in this term sheet to the Surviving Entity will be deemed to mean such new parent company, as applicable).

CCT optimizes hospital workflows through tailored smart hospital solutions and implementation services, integrating IoT and AI to enhance patient care. With over 20 years of expertise, CCT is a forerunner in healthcare data integration. CCT’s proprietary technological capabilities empower healthcare providers, life sciences companies, payers, and governments with valuable global health insights. CCT’s current management team is expected to continue running the combined company after the transaction. The Combined Company Is Expected to trade on the NASDAQ post-closing under a new ticker symbol to be determined.

“CCT is thrilled to announce the merger with VSAC and its debut on the NASDAQ. With our recent expansions into Japan and Malaysia and integrated technology platform, we are poised for significant growth in Asia and in other parts of the world. We believe our unique integrated technological capabilities and the increasing demand within the healthcare sector for such systems have created significant opportunities for growth and profitability. Our listing on the Nasdaq Stock Exchange will provide our shareholders with increased access to capital and enhanced valuation of our business. CCT’s corporate culture, centered on technology, innovation, and leadership, underscores its commitment to transformative smart hospital solutions.

George Sobek, Chief Executive Officer of VSAC added, “We are excited about the business combination with CCT and the opportunity the transaction affords to our investors. CCT has a unique platform for service to medical professionals and their patients in the management of patient care, provision of data, and a platform to improve medical outcomes.”

Key Transaction Terms

Under the terms of the non-binding LOI, a new company will be formed in an offshore jurisdiction to be determined (“PubCo”) for the purpose of participating in the transactions contemplated in the Merger Agreement and becoming the publicly trade holding company for the Surviving Corporation of CCT and VSAC. Details of the final structure will be determined prior to the signing of a binding Business Combination Agreement, expected to be completed within 45 days.

The total consideration provided to CCT’s equity holders (including holders of vested stock options) (the “Existing Equity Holders”) in the Business Combination will be US$135 million (the “Transaction Consideration”), calculated on a cash-free, debt-free basis and assuming normalized levels of working capital. The Transaction Consideration shall be paid by an initial upfront equity transfer to existing CCT shareholders in the amount of US$110 million (the “Initial Payment”) and payment of an additional 2.5 million earn-out shares into a trust account to be established for this purpose (the “Earn-Out Shares” and the “Earn-Out Trust”). The Earn-Out Shares shall be released to the original CCT shareholders in the second year after the Closing of the Business Combination in an amount proportional to the Company’s cumulative performance against pre-agreed EBITDA targets (to be determined in the business combination agreement) with the balance of Earn-Out Shares then cancelled.

The Transaction Consideration is premised on the current valuation of the Company as estimated by the parties and is subject to adjustment by mutual agreement of the Parties following further diligence and review. Any shares issued as part of the Transaction Consideration will be restricted as to trading and will be required to be subject to a lock-up for a period of 6 months following the Closing.

The initial board of directors of the Surviving Entity will have 5 directors, consisting of: (i) 3 directors designated prior to the Closing by the Company, 1 of which shall be considered independent under Nasdaq requirements; (ii) 1 director designated by VSAC and (iii) 1 additional director as mutually agreed by VSAC and the Company prior to the closing. The majority of directors shall be required to be considered independent and meet other requirements under Nasdaq rules and regulations.

The obligations of the Parties to consummate the transaction will be subject to customary closing conditions for a transaction of this nature, including completion of required Public Company Accounting Oversight Board (“PCAOB”) approved audits for the Company for the fiscal years ending 31 December 2022 and 2023, and any required interim statements. The Parties have agreed to a target date for signing of a binding Business Combination Agreement by no later than August 31, 2024.

About CCT

Convergence CT, Inc. connects technologies to manage big data for the benefit of patients, communities, providers, and researchers. Specializing in smart hospital information systems, CCT optimizes hospital workflows through proprietary technology and tailored solutions, integrating IoT and AI to enhance patient care and promote global health insights. For information about CCT visit https://www.convergencect.com/

ARC Group is acting as the Financial Advisor for CCT.

About Vision Sensing Acquisition Corp.

Vision Sensing Acquisition Corp. (“VSAC”) is a Special Purpose Acquisition Company (“SPAC”) that has been established to complete a qualifying transaction under relevant securities regulation. For more information about VSAC visit www.vision-sensing.com.

EF Hutton, division of Benchmark Investments, LLC, is serving as Capital Market Advisor to VSAC.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of VSAC, CCT, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. VSAC’s and CCT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VSAC’s and CCT’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of VSAC or CCT and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the LOI relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against VSAC or CCT following the announcement of the LOI and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of VSAC or other conditions to closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the LOI; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the LOI or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on Nasdaq following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that CCT or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Form S-4 or Form F-4 filed by VSAC (when available) relating to the business combination, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by VSAC and CCT. VSAC and CCT caution that the foregoing list of factors is not exclusive. VSAC and CCT caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither VSAC or CCT undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

Important Information

Vision Sensing Acquisition Corp. (“VSAC”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of VSAC’s securities in respect of the proposed transaction described herein. Information about VSAC’s directors and executive officers and their ownership of VSAC’s securities is set forth in VSAC’s Annual Report on Form 10-K filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Form S-4 or Form F-4 pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

Contacts

For Vision Sensing Acquisition Corp.:

George Peter Sobek, Chairman and CEO

georgesobek@hotmail.co.uk

For Convergence CT, Inc.:

Lambert P Onuma, CEO

lonuma@convergencect.com

For ARC Group, Lead Advisor for CCT:

Nigel Wong – Head of Capital Markets APAC

nigel.wong@arc-group.com